EXHIBIT 99.1

ESTIMATE OF RESERVES AND FUTURE NET CASH FLOW
to the
CIRCLE STAR ENERGY CORPORATION INTEREST
in certain properties located in
VARIOUS COUNTIES, TEXAS

as of
APRIL 30, 2013

BASED ON CONSTANT PRICE AND COSTS
in Accordance with
SECURITIES AND EXCHANGE COMMISSION GUIDELINES

LaRoche Petroleum Consultants, Ltd.

August 7, 2013

Mr. Jeff Johnson
Circle Star Energy Corp.
7065 Confederate Park Road, Suite 102
Fort Worth, Texas  76108

Dear Mr. Johnson:

At your request, LaRoche Petroleum Consultants, Ltd. (LPC) has estimated the proved developed producing, proved non-producing and proved undeveloped reserves and future cash flow, as of April 30, 2013, to the Circle Star Energy Corp. (Circle Star) interest in certain properties located in various counties in Texas.  The work for this report was completed as of August 7, 2013.  This report was prepared to provide Circle Star with Securities and Exchange Commission (SEC) compliant reserve estimates.  It is our understanding that the properties evaluated by LPC comprise one hundred percent (100%) of Circle Star’s proved reserves. We believe that the assumptions, data, methods, and procedures used in preparing this report, as set out below, are appropriate for the purpose of this report. This report has been prepared using constant prices and costs and conforms to our understanding of the SEC guidelines, reserves definitions, and applicable financial accounting rules.

Summarized below are LPC estimates of net reserves and future net cash flow.  Future net revenue is prior to deducting estimated production and ad valorem taxes.  Future net cash flow is after deducting these taxes, operating expenses, and future capital expenditures but before consideration of federal income taxes.  The discounted cash flow values included in this report are intended to represent the time value of money and should not be construed to represent an estimate of fair market value.  We estimate the net reserves and future net cash flow to the Circle Star interest, as of April 30, 2013, to be:

	Net Reserves		Future Net Cash Flow ($)
Category	Oil (Barrels)	Gas (Mcf)	Total	Present Worth at 10%
Proved Developed
Producing	34,190	22,480	$2,757,420	$1,705,300
Proved Non-Producing	5,360	1,570	$413,670	$278,440
Proved Undeveloped	8,030	2,110	$638,170	$355,940

Total Proved(1)	47,580	26,160	$3,809,260	$2,339,680

(1)  The total proved values above may or may not match those values on the total proved summary page that follows this letter due to rounding by the economics program.

The oil reserves include crude oil and condensate.  Oil reserves are expressed in barrels, which are equivalent to 42 United States gallons.  Gas reserves are expressed in thousands of standard cubic feet (Mcf) at the contract temperature and pressure bases.

The estimated reserves and future cash flow shown in this report are for proved developed producing, proved non-producing and proved undeveloped reserves.

2435 N. Central Expy, Suite 1500 ● Richardson, Texas 75080
Phone (214) 363-3337 ● Fax (214) 363-1608

This report includes: (1) summary economic projections of reserves and cash flow for proved reserves, (2) one-line summaries of basic economic data and reserves for each property evaluated, and (3) economic projections of reserves and cash flow for each evaluated property.

Estimates of reserves for this report were prepared using standard geological and engineering methods generally accepted by the petroleum industry.  The reserves in this report have been estimated using deterministic methods.  The method or combination of methods utilized in the evaluation of each reservoir included consideration of the stage of development of the reservoir, quality and completeness of basic data, and production history.  Recovery from various reservoirs and leases was estimated after consideration of the type of energy inherent in the reservoirs, the structural positions of the properties, and reservoir and well performance.  In some instances, comparisons were made to similar properties for which more complete data were available.  We have used all methods and procedures that we considered necessary under the circumstances to prepare this report.  We have excluded from our consideration all matters as to which the controlling interpretation may be legal or accounting rather than engineering or geoscience.

The estimated reserves and future cash flow amounts in this report are related to hydrocarbon prices.  Historical prices through April 1, 2013 were used in the preparation of this report as required by SEC guidelines; however, actual future prices may vary significantly from the SEC prices.  In addition, future changes in environmental and administrative regulations may significantly affect the ability of Circle Star to produce oil and gas at the projected levels.  Therefore, volumes of reserves actually recovered and amounts of cash flow actually received may differ significantly from the estimated quantities presented in this report.

Benchmark prices used in this report are based on the twelve-month unweighted arithmetic average of the first day of the month price for the period May 1, 2012 through April 1, 2013.  Gas prices are referenced to a Henry Hub (HH) price of $ 3.12 per MMBtu, as published by Platts Gas Daily, and are adjusted for energy content, transportation fees, and regional price differentials.  Oil prices are referenced to a West Texas Intermediate (WTI) crude oil price of $ 88.67 per barrel, as posted by Plains Marketing, L. P., and are adjusted for gravity, crude quality, transportation fees, and regional price differentials.  These reference prices are held constant in accordance with SEC guidelines. The weighted average prices after adjustments over the life of the properties are $ 98.58 per barrel for oil,  $ 4.83 per Mcf for gas.

Lease and well operating expenses are based on data obtained from Circle Star.  All leases and wells are operated by others and include all direct expenses as well as general and administrative costs and overhead costs allowed under the specific joint operating agreements.  Lease and well operating costs are held constant in accordance with SEC guidelines.

Circle Star’s estimates of the cost to plug and abandon the wells net of salvage value are included and scheduled at the end of the economic life of individual properties.  These costs are held constant.

LPC has made no investigation of possible gas volume and value imbalances that may have resulted from the overdelivery or underdelivery to the Circle Star interest.  Our projections are based on the Circle Star interest receiving its net revenue interest share of estimated future gross oil and gas production.

LaRoche Petroleum Consultants, Ltd.

Technical information necessary for the preparation of the reserve estimates herein was furnished by Circle Star or was obtained from state regulatory agencies and commercially available data sources.  No special tests were obtained to assist in the preparation of this report.  For the purpose of this report, the individual well test and production data as reported by the above sources were accepted as represented together with all other factual data presented by Circle Star including the extent and character of the interest evaluated.

An on-site inspection of the properties has not been performed nor has the mechanical operation or condition of the wells and their related facilities been examined by LPC.  In addition, the costs associated with the continued operation of uneconomic properties are not reflected in the cash flows.

The evaluation of potential environmental liability from the operation and abandonment of the properties is beyond the scope of this report.  In addition, no evaluation was made to determine the degree of operator compliance with current environmental rules, regulations, and reporting requirements.  Therefore, no estimate of the potential economic liability, if any, from environmental concerns is included in the projections presented herein.

The reserves included in this report are estimates only and should not be construed as exact quantities.  They may or may not be recovered; if recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts.  These estimates should be accepted with the understanding that future development, production history, changes in regulations, product prices, and operating expenses would probably cause us to make revisions in subsequent evaluations. A portion of these reserves are for undeveloped locations and producing wells that lack sufficient production history to utilize performance-related reserve estimates.  Therefore, these reserves are based on estimates of reservoir volumes and recovery efficiencies along with analogies to similar production.  These reserve estimates are subject to a greater degree of uncertainty than those based on substantial production and pressure data.  It may be necessary to revise these estimates up or down in the future as additional performance data become available. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geological data; therefore, our conclusions represent informed professional judgments only, not statements of fact.

The results of our third party study were prepared in accordance with the disclosure requirements set forth in the SEC regulations and intended for public disclosure as an exhibit in filings made with the SEC by Circle Star.

Circle Star makes periodic filings on Form 10-K, Form 10-Q and Form 8K with the SEC under the 1934 Exchange Act.  Furthermore, Circle Star has filed and may file certain registration statements with the SEC under the 1933 Securities Act into which any subsequently filed Form 10-K is incorporated by reference.  We have consented to the incorporation by reference in registration statements of Circle Star of the references to our name, together with references to our third party report for Circle Star which will appear in the Form 10-K of Circle Star to be filed on or about August 15, 2013 and any other reports, which may be deemed necessary for Circle Star to meet SEC reporting requirements on forms 10-K, 10-K/A, 10-Q, S-3, S-8 or any other such forms.  Our written consent for such use is included as a separate exhibit to the filings made with the SEC by Circle Star.

We have provided Circle Star with a digital version of the original signed copy of this report letter.  In the event there are any differences between the digital version included in filings made by Circle Star and the original signed report letter, the original signed report letter shall control and supersede the digital version.

LaRoche Petroleum Consultants, Ltd.

The technical persons responsible for preparing the reserve estimates presented herein meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers.  The technical person primarily responsible for overseeing the preparation of reserves estimates herein is William M. Kazmann.  Mr. Kazmann is a Professional Engineer licensed in the State of Texas who has thirty-eight years of engineering experience in the oil and gas industry.   Mr. Kazmann earned a Bachelor of Science and Master of Science degrees in Petroleum Engineering from the University of Texas at Austin and has prepared reserves estimates for his employers and his own companies throughout his career.  He has prepared and overseen preparation of reports for public filings for LPC for the past sixteen years.  LPC is an independent firm of petroleum engineers, geologists, and geophysicists and are not employed on a contingent basis.  Data pertinent to this report are maintained on file in our office.

Very truly yours,

LaRoche Petroleum Consultants, Ltd.
State of Texas Registration Number F-1360

                                         By:  /s/ James R. Cleveland
James R. Cleveland
Engineer

                                         By:  /s/ William M. Kazmann
William M. Kazmann
Licensed Professional Engineer
State of Texas No. 45012
JRC:mk
13-932

LaRoche Petroleum Consultants, Ltd.

DEFINITION OF RESERVES

Condensed from SPE/WPC/AAPG/SPEE
Petroleum Reserves Management System Document

Disseminated Jointly By:
Society of Petroleum Engineers (SPE) (Approved April 11, 2007)
American Association of Petroleum Geologists (AAPG)
World Petroleum Council (WPC)
Society of Petroleum Evaluation Engineers (SPEE)

RESERVES are those quantities of petroleum anticipated to be commercially recoverable by application of development projects to known accumulations from a given date forward under defined conditions. Reserves must further satisfy four criteria: they must be discovered, recoverable, commercial, and remaining (as of the evaluation date) based on the development project(s) applied. Reserves are further categorized in accordance with the level of certainty associated with the estimates and may be sub-classified based on project maturity and/or characterized by development and production status.

PROVED RESERVES

Proved Reserves are those quantities of petroleum, which by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be commercially recoverable, from a given date forward, from known reservoirs and under defined economic conditions, operating methods, and government regulations.

If deterministic methods are used, the term reasonable certainty is intended to express a high degree of confidence that the quantities will be recovered.  If probabilistic methods are used, there should be at least a 90% probability that the quantities actually recovered will equal or exceed the estimate.

The area of the reservoir considered as Proved includes (1) the area delineated by drilling and defined by fluid contacts, if any, and (2) adjacent undrilled portions of the reservoir that can reasonably be judged as continuous with it and commercially productive on the basis of available geoscience and engineering data.

In the absence of data on fluid contacts, Proved quantities in a reservoir are limited by the lowest known hydrocarbon (LKH) as seen in a well penetration unless otherwise indicated by definitive geoscience, engineering, or performance data. Such definitive information may include pressure gradient analysis and seismic indicators. Seismic data alone may not be sufficient to define fluid contacts for Proved reserves.

Developed Reserves are expected quantities to be recovered from existing wells and facilities.

LaRoche Petroleum Consultants, Ltd.

Reserves are considered developed only after the necessary equipment has been installed, or when the costs to do so are relatively minor compared to the cost of a well. Where required facilities become unavailable, it may be necessary to reclassify Developed Reserves as Undeveloped.  Developed Reserves may be further sub-classified as Producing or Non-Producing.

Developed Producing reserves are expected to be recovered from completion intervals that are open and producing at the time of the estimate.

Improved recovery reserves are considered producing only after the improved recovery project is in operation.

Developed Non-Producing reserves include shut-in and behind-pipe reserves.

Shut-in Reserves are expected to be recovered from (1) completion intervals which are open at the time of the estimate but which have not yet started producing, (2) wells which were shut-in for market conditions or pipeline connections, or (3) wells not capable of production for mechanical reasons. Behind-pipe Reserves are expected to be recovered from zones in existing wells which will require additional completion work or future re-completion prior to start of production.

In all cases, production can be initiated or restored with relatively low expenditure compared to the cost of drilling a new well.

Undeveloped Reserves are quantities expected to be recovered through future investments:
(1) from new wells on undrilled acreage in known accumulations,
(2) from deepening existing wells to a different (but known) reservoir,
(3) from infill wells that will increase recovery, or
(4) where a relatively large expenditure (e.g. when compared to the cost of drilling a new well) is required to (a) recomplete an existing well or (b) install production or transportation facilities for primary or improved recovery projects.

LaRoche Petroleum Consultants, Ltd.